UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 65540 / October 12, 2011

Admin. Proc. File No. 3-14378

_____
                                                            :
In the Matter of                                    :
                                                            :
AMERICAN RESOURCE TECHNOLOGIES, INC.:
_____:


NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by American Resource Technologies, Inc., and the
Commission has not chosen to review the decision as to it on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to American Resource Technologies, Inc.  The order
contained in that decision is hereby declared effective.  That order revoked the registration of
each class of registered securities of American Resource Technologies, Inc.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.


                                        Elizabeth M. Murphy
                                              Secretary


_____

1/      17 C.F.R. § 201.360(d).

2/      American Resource Technologies, Inc., Initial Decision Rel. No. 429 (Sept. 8, 2011), __
        SEC Docket ___.

INITIAL DECISION RELEASE NO. 429
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14378

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

---

| | | |
|---|---|---|
| In the Matter of<br><br>AMERICAN RESOURCE TECHNOLOGIES, INC.,<br>APOLLO RESOURCES INTERNATIONAL, INC.,<br>BLOODHOUND SEARCH TECHNOLOGIES, INC.,<br>BLUESTAR HEALTH, INC.,<br>COLUMBUS NETWORKS CORP.,<br>CONTINENTAL FUELS, INC.,<br>DATA RACE, INC.,<br>GOLDEN OIL CO., and<br>NESS ENERGY INTERNATIONAL, INC. | :<br>:<br>:<br>:<br>:<br>:<br>:<br>:<br>:<br>:<br>: | INITIAL DECISION AS TO<br>AMERICAN RESOURCE<br>TECHNOLOGIES, INC.<br>September 8, 2011 |

---

APPEARANCES: Duane K. Thompson and David S. Frye for the Division of Enforcement, Securities and Exchange Commission.

Patricia Wilson, pro se, for American Resource Technologies, Inc.

BEFORE: Robert G. Mahony, Administrative Law Judge.

## INTRODUCTION

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 11, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent American Resource Technologies, Inc. (American Resource or Respondent)[1], an issuer of publicly traded securities, failed to file any periodic reports with the Commission since it filed a Form 10-Q for the period ended June 30, 2009, and thus has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Commission instituted this proceeding to determine the truth of the allegations, afford American Resource an opportunity to establish any defenses, and to decide whether the registration of American Resource's securities should be suspended or revoked for the protection of investors.

---

[1] The proceeding has ended as to Respondents Apollo Resources International, Inc., Bloodhound Search Technologies, Inc., Bluestar Health, Inc., Columbus Networks Corp., Continental Fuels, Inc., Data Race, Inc., and Ness Energy International, Inc. See American Resource Technologies, Inc., Exchange Act Release Nos. 64662 (June 14, 2011), 64684 (June 16, 2011), and 64548 (May 26, 2011). The proceeding is ongoing as to Respondent Golden Oil Co.

The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that American Resource was served with the OIP on May 13, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondent filed a timely Answer, dated May 20, 2011. Pursuant to 17 C.F.R § 201.230, the Division notified American Resource of the opportunity to inspect and copy its investigative file.

At the June 14, 2011, prehearing conference[2] the Division was granted leave to file a motion for summary disposition by July 7, 2011, pursuant to 17 C.F.R. § 201.250. It was further established that Respondent's opposition, if any, was due by July 22, 2011, and the Division's Reply, if any, was due by July 29, 2011.

On July 7, 2011, the Division filed its Motion for Summary Disposition (Motion), including five exhibits and an accompanying Declaration of David S. Frye. Exhibit 1 is a copy of the September 22, 2009, delinquency letter sent to Respondent by the Division of Corporation Finance. Exhibit 2 is a printed copy from www.otcquote.com, showing Respondent's trading status as of May 6, 2011. Exhibit 3 is a printed copy from the Commission's internal EDGAR database, showing Respondent's filings as of July 7, 2011. Exhibit 4 is a copy of the Commission Order of Trading Suspension for Respondent, dated May 11, 2011. Exhibit 5 is a printed copy from www.otcquote.com, showing Respondent's trading status as of July 7, 2011. Exhibits 1-5 included in the Motion are admitted as Div. Exs. 1-5.

On July 22, 2011, American Resource filed a Motion for Opposition (Opp.) with an accompanying Declaration of Patricia Wilson and seven exhibits which are admitted into evidence.

On July 27, 2011, the Division filed a Reply in Support of the Division's Motion (Reply), two additional exhibits admitted as Div. Exs. A and B, and provided a Supplemental Declaration of David S. Frye. Exhibit A is a delinquency chart prepared by Division staff, summarizing Respondent's periodic filings due dates, dates filed, and timeliness of filings. Exhibit B is a copy of the Commission's internal EDGAR database, showing all filings by Respondent from August 31, 1999 through July 27, 2011.

On August 8, 2011, Respondent filed Form 8-K for the period ended May 15, 2011, and on August 17, 2011, Respondent filed Form 10-K for the period ended September 30, 2009.[3]

## STANDARD FOR SUMMARY DISPOSITION

After a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. See 17 C.F.R. § 201.250(a). The facts of the pleadings of the party against whom the motion is made shall be taken as true and viewed in the light most favorable to the non-moving party, except as modified by stipulations or admissions

---

[2] References to the transcript of the June 14, 2011, telephonic prehearing conference will be cited as "(Tr. __.)"

[3] Respondent remains delinquent in filing several of its periodic filings, including Form 10-K for the period ended September 30, 2010, and Forms 10-Q for the periods ended December 31, 2009, March 31, 2010, June 30, 2010, December 31, 2010, March 31, 2011, and June 30, 2011.

made by that party, by uncontested affidavits, or by facts officially noticed pursuant to 17 C.F.R. § 201.323.  Id.; See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

A motion for summary disposition may be granted if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law.  See 17 C.F.R. § 201.250(b).  By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material.  See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986).

There is no genuine issue with regard to any fact that is material to this proceeding. Respondent is delinquent in filing its periodic reports with the Commission, and thus, has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Accordingly, summary disposition is proper.

The parties' motion papers and all exhibits of record have been fully reviewed and carefully considered.  All arguments, proposed findings, and conclusions that are inconsistent with this Initial Decision were considered and rejected.

## FINDINGS OF FACT

American Resource (CIK No. 752391) is a Kansas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). (Answer at 1; OIP at 1.)  As of May 11, 2011, Respondent was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $394,684 for the prior nine months.  (OIP at 1-2.) As of May 6, 2011, Respondent's common stock was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).  (OIP at 2.)  However, as of July 7, 2011, American Resource's stock was traded on the over-the-counter market, had no market makers, and was no longer eligible for the "piggyback" exception of the Exchange Act Rule 15c2-11(f)(3).  (Div. Ex. 5; Opp. at 5.)

On September 22, 2009, American Resource received a delinquency letter from the Division of Corporation Finance (Corporation Finance) requesting that American Resource comply with its periodic filings within fifteen days. (Answer at 1-2; Div. Ex. 1.)  American Resource failed to comply with Corporation Finance's request within the allotted time.  (Answer at 1-2; See Div. Exs. 3, A.)

Further, American Resource has not filed a timely periodic report with the Commission since August 14, 2008, instead, filing a string of untimely or missing reports.  (Div. Exs. A, B.) American Resource has failed to timely file thirty-seven of its past forty-six periodic filings for the periods ended December 1999 through March 2011.  (Div. Ex. A.)  As a result of its continued failure to comply with its periodic filing obligations, on May 11, 2011, the Commission instituted a ten-day trading suspension in American Resource's stock pursuant to Exchange Act Section 12(k). (Div. Ex. 4; Opp. at 5.)

American Resource stated that it intended to rectify its filing delinquencies by filing all of its delinquent reports within the 120-day lifespan of this proceeding. (Answer at 2; Opp. at 5.) In September 2010, American Resource engaged an independent accounting firm, Turner, Stone & Company, L.L.P. (Turner & Stone), to audit its financial statements. (Opp. at 10, 13; Tr. 6.) American Resource filed some of its delinquent annual and quarterly reports with the assistance of Turner & Stone. (Opp. at 4.) However, following the filing of these delinquent reports, Turner & Stone ceased working on the American Resource engagement because American Resource failed to pay its bill for work done on the 2009 audit. (Tr. 6-7.) On July 22, 2011, American Resource paid the outstanding balance to Turner & Stone and provided them with a retainer to recommence work. (Id.)

In addition to Respondent's failure to file timely periodic reports, Chauncey L. Martin, Assistant Chief Accountant in the Office of Enforcement Liaison in Corporation Finance, in his declaration (Martin Decl.), claims material deficiencies exist in Respondent's Form 10-K filed for the period ended September 30, 2008. (Martin Decl. at 2.) The deficiencies include a failure to incorporate an assessment by management of the effectiveness of the company's internal controls over financial reporting as required by Item 308 of Regulation S-K and a failure to include certifications by the company's principal financial officer and principal executive officer as required by the Exchange Act and Sarbanes-Oxley Act of 2002. (Martin Decl. at 2-3.)

Respondent has also failed to regularly file Forms 12b-25, seeking an extension to make its periodic filings. (Div. Ex. A; Opp. at 12.) In its Opposition, Respondent claims that it has not filed any extensions since the Division instituted this revocation proceeding because it only has 120 days to bring its periodic filings current. (Opp. at 12.)

A telephonic prehearing conference[4] was held on August 12, 2011, to determine the status of American Resource's delinquent filings. At that time, American Resource remained delinquent in its periodic filings for the periods ended September 2009 through March 2011. (Aug. Tr. 20-21.)

In a letter dated August 15, 2011, to this Office and the Division, Respondent states that Turner & Stone believes Respondent's periodic filings could be current by the end of the 120 days. As noted previously, Respondent filed its Form 8-K for the period ended May 15, 2011, and Form 10-K for the period ended September 30, 2009, on August 8, 2011, and August 17, 2011, respectively. However, Respondent continues to be delinquent on several other periodic filings.[5]

On September 6, 2011, the Division filed a Supplemental Declaration of Chauncey L. Martin, Assistant Chief Accountant in the Office of Enforcement Liaison in Corporation Finance, representing that he reviewed Respondent's periodic filings relevant to this proceeding and that material deficiencies continue to exist.

---

[4] References to the telephonic prehearing conference held on August 12, 2011, will be cited as "(Aug. Tr. __.)"

[5] Supra note 3.

**DISCUSSION AND CONCLUSIONS OF LAW**

In its Motion, the Division requests the registration of each class of American Resource's registered securities be revoked. (Motion at 1, 13; Reply at 1, 8.) American Resource contends that the precedent cited by the Division does not support the Division's case. (Opp. at 6-7, 14-15.) Respondent contends further that its securities should remain registered while it continues to bring its periodic filings current. (Id. at 7-9.) The Division asserts that it is in the best interest of investors that American Resource's registered securities be revoked while it is in the process of reconciling its delinquent filings, and, once current, American Resource would be permitted to re-register its securities with the Commission. (Motion at 11-12.) American Resource maintains that revocation and re-registration is not in the best interest of the company or its shareholders, and that such revocation would "cause irreparable damage" to their business dealings in Brazil. (Opp. at 8, 9, 13-15.)

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered under Section 12 of the Exchange Act to file annual and quarterly reports with the Commission. An issuer's annual report is due within ninety days after the end of its fiscal year. See 17 C.F.R. §§ 249.310(b)(3). An issuer's quarterly reports are due within forty-five days after the end of each of the first three quarters of the fiscal year. See 17 C.F.R. §§ 249.308a(a)(2). The purpose of the periodic reporting requirements is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed investment decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the Securities Exchange Act of 1934 [are] the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

No showing of scienter is necessary to establish a violation of Section 13(a) of the Exchange Act or the regulations thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

American Resource's history of failing to file timely periodic reports, as evidenced by its failure to timely file thirty-seven of the past forty-six periodic filings for the periods ended December 1999 through March 2011, violates Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Respondent filed its Form 8-K for the period ended May 15, 2011, and Form 10-K for the period ended September 30, 2009. However, American Resource remains delinquent in its reporting obligations. Furthermore, even bringing all of its overdue periodic reports current does not extinguish American Resource's violations. See Phlo Corp., Exchange Act Release No. 55562 (March 30, 2007), 90 SEC Docket 1089, 1108 ("the fact that Phlo eventually cleared up its backlog of overdue filings does not cure its earlier violations.") Accordingly, American Resource violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13, and the Division's Motion is granted.

## SANCTIONS

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the creditability of its assurances, if any, against further violations." Gateway, 88 SEC Docket at 439.

American Resource's failure to file timely periodic reports is a serious violation of a "central provision of the Exchange Act." Gateway, 88 SEC Docket at 441. Its violations continued during the filing periods ended December 1999 through March 2011. During this time, American Resource failed to timely file thirty-seven of forty-six periodic reports that were due.

However, American Resource believes that "it has taken the steps necessary as of November 2010 to make sure that these violations do not take place in the future." (Opp. at 13.) Respondent has recently made two filings with the assistance of Turner & Stone, a Form 8-K was filed on August 11, 2011, for the period ended May 15, 2011, and a Form 10-K was filed on August 17, 2011, for the period ended September 30, 2009. However, several periodic reports remain delinquent which is consistent with American Resource's pattern of filing late reports. Failure to remedy this pattern of late filings is troubling and demonstrates culpability.

Despite representations that it would complete overdue periodic filings prior to the expiration of the 120 days allocated for this proceeding, it has not succeeding in doing so. This failure to remedy delinquent filings raises significant doubt that American Resource will meet its filing obligations with the Commission in the future.

In e-Smart Techs., Inc., 57 S.E.C. at 970 (citation omitted), the Commission stated that an issuer's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors,'" within the meaning of Exchange Act Section 12(j). American Resource has, to date, taken steps toward remedying its periodic filing delinquencies, but has failed to file all delinquent periodic reports, including its most current periodic reports required by the Commission. Accordingly, the investing public does not have access to current, accurate financial information, and the date when this will occur cannot be predicted. Thus, neither dismissal of the proceeding nor a suspension of registration for a period of twelve months or less is an appropriate disposition. Rather, revocation of the registration of American Resource's registered securities will serve the public interest and the protection of investors pursuant to Section 12(j) of the Exchange Act.

**ORDER**

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of each class of registered securities of American Resource Technologies, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review this Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

Robert G. Mahony
Administrative Law Judge